December 21, 2016

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	World Wrestling Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-16131

Dear Mr. Shenk:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated December 14, 2016 regarding the Form 10-K (File No. 001-16131) filed by World Wrestling Entertainment, Inc. (the “Company”) on February 12, 2016.  This letter sets forth each comment of the Staff in the comment letter (in bold, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Results of Operations, page 26

1. You disclose in the segment note to the financial statements that “OIBDA” is the primary measure of segment profit (loss).  In MD&A, you additionally present OIBDA on a divisional and consolidated basis, which are non-GAAP measures under the guidance of Question 104.04 of staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (“C&DI”).  As such, please expand your disclosure for these measures, including “OIBDA as a percentage of revenues,” to comply with the disclosure requirements under Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:

The Company respectfully advises the Staff that in future filings, the Company will expand its disclosure for these non-GAAP financial measures, including “OIBDA as a percentage of revenues,” to comply with the disclosure requirements under Item 10(e)(1)(i) of Regulation S-K.  The following changes will be incorporated in our Form 10-K prospectively, beginning with our Form 10-K for our fiscal year ended December 31, 2016 (“2016 Form 10-K”):

(i)

In the Results of Operations introductory paragraph (page 25 of the Form 10-K for our fiscal year ended December 31, 2015 (“2015 Form 10-K”)), we will disclose the reasons why management believes the presentation of consolidated OIBDA, divisional OIBDA and OIBDA as a percentage of revenues are useful to investors.

(ii)	We will disclose OIBDA in a separate table in the Results of Operations (page 26 in our 2015 Form 10-K), as this new table will include both GAAP and Non-GAAP financial measures.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

December 21, 2016

(iii)	We will add a reconciliation from operating income to OIBDA following the OIBDA table.
(iv)	We will add OIBDA as a percentage of revenues in the tabular disclosures as part of the segment discussions within MD&A.

Annex A includes an example of this revised presentation as if it had been used in our 2015 Form 10-K, with the textual changes marked for your convenience.  Changes to portions of our Results of Operations tables are indicated by red bordered areas representing portions of the tables that were either added or modified.

2. It appears consolidated cost of revenues is material to your operating income, and consolidated operating income (loss) materially varies between comparable periods. Please provide a comparative analysis of these items in your operating results discussion.

Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of “Instructions to paragraph 303(a)” for guidance.  In your analysis, quantify and discuss the components of cost of revenues that caused cost of revenues to vary materially.  Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance on quantification of variance factors cited.

RESPONSE:

In future filings, we will provide a comparative analysis of cost of revenues, to the extent that such cost or its components vary materially between comparable periods.  In order to enhance this analysis, we will incorporate a “Cost of revenues” section in the Results of Operations table (page 26 in our 2015 Form 10-K).  We intend to incorporate these changes prospectively in our 2016 Form 10-K.  Annex A includes an example of the updated Results of Operations table with the cost of revenues section and related discussion incorporated as if it had been used in our 2015 Form 10-K, with the textual changes marked for your convenience.  Changes to portions of our Results of Operations tables are indicated by red bordered areas representing portions of the tables that were either added or modified.

3.In regard to the analysis of segment results, please quantify each variance factor cited pursuant to the guidance noted above.

RESPONSE:

In future filings, our analyses of segment results will include the quantification of each variance factor cited pursuant to the guidance in section 501.04 of the Staff’s Codification of Financial Reporting Releases.  We intend to incorporate these changes prospectively in our 2016 Form 10-K. Annex A includes an example of the revised presentation applied to our Live Events segment discussion as if it had been used in the MD&A of our 2015 Form 10-K, with the changes marked for your convenience.

 Form 8-K Furnished October 27, 2016

Exhibit 99.1

4.        In the headline  of the press release,  you highlight targeted record 2017 “Adjusted OIBDA.”  Please present the  comparable GAAP measure with equal or greater prominence.  Refer to Question 102.10 of the above noted C&DI.  Further  note from this C&DI reference that comparable GAAP measures should precede  all non-GAAP measures presented in the release.

RESPONSE:

In future press releases, we will present comparable GAAP measures with equal or greater prominence than the related non-GAAP measure in accordance with Question 102.10 of the Staff’s  C&DIs, including ensuring that the comparable GAAP measures precede the non-GAAP measures.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

December 21, 2016

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (203) 352-8600.

Sincerely,

WORLD WRESTLING ENTERTAINMENT, INC.

By:	/s/ GEORGE A. BARRIOS
George A. Barrios
Chief Strategy and Financial Officer

cc:	Mark Kowal – SVP, Corporate Controller and Chief Accounting Officer, WWE, Inc.
Blake Bilstad – SVP, General Counsel and Secretary, WWE, Inc.
Paul C. Cancilla – K&L Gates LLP
Christine Oliver – Deloitte & Touche LLP

ANNEX A --Example Disclosures

With respect to Comments  1 and 2, the Results of Operations table on page 26, will be presented, as follows:

Results of Operations

The Company presents OIBDA as the primary measure of segment profit (loss). As a means to summarize the OIBDA measure, we also present total consolidated OIBDA, divisional OIBDA for certain groupings of our segments (discussed further below) and OIBDA as a percentage of revenues. The Company defines OIBDA as operating income before depreciation and amortization (excluding feature film and television production asset amortization and impairments, as well as the amortization of costs related to content delivery and technology assets utilized for WWE Network). The Company believes the presentation of OIBDA is relevant and useful for investors because it allows investors to view our segment performance in the same manner as the primary method used by management to evaluate segment performance and make decisions about allocating resources.  Additionally, we believe that OIBDA provides a meaningful representation of operating cash flows within our segments.

OIBDA is a non-GAAP financial measure and may be different than similarly-titled non-GAAP financial measures used by other companies. A limitation of OIBDA is that it excludes depreciation and amortization, which represents the periodic charge for certain fixed assets and intangible assets used in generating revenues for our business. OIBDA should not be regarded as an alternative to operating income or net income as an indicator of operating performance, or to the statement of cash flows as a measure of liquidity, nor should it be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.  We believe that operating income is the most directly comparable GAAP financial measure to OIBDA. See Note 19, Segment Information in the accompanying consolidated financial statements for a reconciliation of OIBDA to operating income for the periods presented.

We do not allocate certain costs included in OIBDA of our Corporate and Other segment to the other reportable segments.   Corporate and Other expense primarily includes corporate overhead and certain business expenses related to sales and marketing, including our international offices, and talent development functions, including costs associated with our WWE Performance Center.  These costs benefit the Company as a whole and are therefore not allocated to individual businesses. Revenues from transactions between our operating segments are not material. Included in Corporate and Other are intersegment eliminations recorded in consolidation.

While the reporting of our financial results is done at a segment level, we provide divisional sub-totals for revenues and OIBDA for our Media and Consumer Products Divisions.  The Media Division is comprised of our Network, Television, Home Entertainment and Digital Media segments and represents the monetization of WWE content assets across various distribution channels.  The Consumer Products Division is comprised of our Licensing, Venue Merchandise and WWEShop segments, which derive their revenues from the monetization of our intellectual property through royalties, license fees and the sale of WWE branded merchandise. We believe the divisional construct is relevant as we continually evaluate the best manner to exploit our content and intellectual property through various channels in a rapidly changing media landscape.

Annex A

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

(dollars in millions)

Summary

The following tables present our consolidated results followed by our OIBDA results:

			Increase
	2015	2014	(decrease)
Net Revenues
Media Division:
Network	$159.4	$115.0	39%
Television	231.1	176.7	31%
Home Entertainment	13.4	27.3	(51)%
Digital Media	21.5	20.9	3%
Total Media Division	425.4	339.9	25%
Live Events	124.7	110.7	13%
Consumer Products Division:
Licensing	48.9	38.6	27%
Venue Merchandise	22.4	19.3	16%
WWEShop	27.1	20.2	34%
Total Consumer Products Division	98.4	78.1	26%
WWE Studios	7.1	10.9	(35)%
Corporate & Other	3.2	3.0	7%
Total net revenues (1)	658.8	542.6	21%
Cost of Revenues
Media Division:
Network	107.0	111.5	(4)%
Television	129.0	110.5	17%
Home Entertainment	7.7	11.1	(31)%
Digital Media	8.5	12.8	(34)%
Total Media Division	252.2	245.9	3%
Live Events	84.3	79.0	7%
Consumer Products Division:
Licensing	12.2	8.8	39%
Venue Merchandise	12.2	10.1	21%
WWEShop	19.8	14.8	34%
Total Consumer Products Division	44.2	33.7	31%
WWE Studios	4.1	5.9	(31)%
Corporate & Other	12.5	13.1	(5)%
Total cost of revenues (2)	397.3	377.6	5%
Selling, general and administrative expenses
Corporate & Other (3)	155.6	141.3	10%
All other segments	37.2	39.2	(5)%
Total selling, general and administrative expenses	192.8	180.5	7%
Loss on abandonment (4)	7.1	—	100%
Depreciation and amortization	22.8	26.7	(15)%
Operating income (loss)	38.8	(42.2)	192%
Loss on equity investment	—	(4.0)	100%
Investment and other expense, net	(2.6)	(3.1)	16%
Income (loss) before income taxes	36.2	(49.3)	173%
Provision (benefit) for income taxes	12.1	(19.2)	163%
Net income (loss)	$24.1	$(30.1)	180%

Annex A

(1)

Our consolidated net revenues increased by $116.2 million, or 21%, in 2015 as compared to 2014.  This increase was primarily driven by $69.3 million of increased subscription revenues related to the growth of our WWE Network in new and existing territories and $42.8 million in incremental revenues associated with the escalation of our television rights fees.  Increased attendance and higher average ticket prices contributed $11.1 million to our live events revenues, while the growth of our NXT brand resulted in increased revenues of $3.2 million.  Additionally, the improved performance of our video games contributed to a $10.8 million increase in licensing revenues.  These increases were partially offset by a $24.6 million decline in our pay-per-view revenues due to the continued growth and expansion of WWE Network.  For further analysis, refer to Management’s Discussion and Analysis of our business segments.

(2)

Our consolidated cost of revenues increased by $19.7 million, or 5%, in 2015 as compared to 2014.  The 5% increase in consolidated cost of revenues was significantly lower than the 21% increase in consolidated net revenues, reflecting the high operating leverage in our business, especially in the Network and Television segments.  While the Network segment experienced 39% net revenues growth during the year, cost of revenues actually declined by 4%.  In addition to the high operating leverage, the absence of $14.3 million of additional advertising and customer service costs reduced our cost of revenues growth in 2015.  Similarly, the high operating leverage in our Television segment resulted in a 17% increase in cost of revenues, while net revenues increased by 31%.  For further analysis, refer to Management’s Discussion and Analysis of our business segments.

(3)	Refer to the Corporate & Other section within MD&A for a detailed analysis of the changes.
(4)

Loss on abandonment includes a $7.1 million non-cash abandonment charge to write-off the value of costs related to a media center expansion project that were incurred several years ago but the expansion was delayed due to the economic uncertainty at the time.  The Company made the determination that these plans would not be viable and as such have deemed them abandoned and wrote-off the asset balance associated with the project.

			Increase
	2015	2014	(decrease)
OIBDA
Media Division:
Network	$48.4	$(1.8)	2,789%
Television	97.0	61.9	57%
Home Entertainment	4.6	15.0	(69)%
Digital Media	4.4	0.3	1,367%
Total Media Division	154.4	75.4	105%
Live Events	38.0	27.8	37%
Consumer Products Division:
Licensing	28.8	21.0	37%
Venue Merchandise	8.9	7.7	16%
WWEShop	5.1	3.5	46%
Total Consumer Products Division	42.8	32.2	33%
WWE Studios	(1.5)	0.5	(400)%
Corporate & Other	(172.1)	(151.4)	14%
Total OIBDA	$61.6	$(15.5)	497%
Reconciliation of Operating Income to OIBDA
Operating income (loss)	$38.8	$(42.2)	192%
Depreciation and amortization	22.8	26.7	(15)%
Total OIBDA	$61.6	$(15.5)	497%

Annex A

With respect to Comment  3,  an example of segment-level analysis including the quantification of each variance factor, as follows:

Live Events (page 29)

The following tables present the performance results and key drviers for our Live Events segment (dollars in millions, except where noted):

			Increase
	2015	2014	(decrease)
Revenues- Live Events
Live events	$122.4	$108.5	13%
North America	$93.0	$81.8	14%
International	$29.4	$26.7	10%
Total live event attendance	2,055,000	1,931,000	6%
Number of North American events	273	264	3%
Average North American attendance	6,000	6,000	—%
Average North American ticket price (dollars)	$53.22	$48.86	9%
Number of international events	56	54	4%
Average international attendance	7,300	6,200	18%
Average international ticket price (dollars)	$65.10	$75.81	(14)%
Travel packages	$2.3	$2.2	5%
Total	$124.7	$110.7	13%

			Increase
	2015	2014	(decrease)
OIBDA-Live Events
Live events	$36.9	$27.0	37%
Travel packages	1.1	0.8	38%
Total	$38.0	$27.8	37%
OIBDA as a percentage of revenues	30%	25%

Live events revenues, which include revenues from ticket sales and travel packages, increased by $14.0 million, or 13%, in 2015 as compared to 2014. Revenues from our North America live events business increased by $11.2 million, or 14%, primarily due to higher average ticket prices, including WrestleMania, and nine additional events, which increased revenues by $7.0 million and $2.4 million, respectively.  Revenues from our international live events business increased by $2.7 million, or 10%, primarily due to $5.5 million of increased revenues due to higher attendance resulting from the growing popularity of our brand in international markets and two additional events, partially offset by a  $3.6 million decrease in revenues resulting from lower average ticket prices,  ~~which were~~ primarily driven by unfavorable changes in exchange rates. Also contributing to the overall increase in revenues was ~~the~~ a $3.2 million positive impact associated with an ~~the~~ expanded touring schedule for the Company’s emerging NXT brand.  The increase in Live events OIBDA as a percentage of revenues ~~increased to 30%~~ in 2015 as compared to ~~25% in~~ 2014 was driven primarily by the impact of the increase in revenues.